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                                                               Exhibit (a)(7)

DENVER, COLORADO, October 2, 2001. As previously announced, Madison Liquidity Investors 112, LLC, are tendering for units of limited partnership interest in CNL Income Fund VII Ltd, CNL Income Fund VIII Ltd, CNL Income Fund IX Ltd and CNL Income Fund X Ltd, subject to the terms of their Offer to Purchase, as supplemented. Madison Liquidity Investors 112, LLC, have extended the expiration time of their offer. The expiration time for the tender offer has been extended by twenty-three business days to 5:00 p.m., New York time, on Friday, November 2, 2001. The offer was previously scheduled to expire at 5:00 p.m., New York time, on October 2, 2001.

Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 112, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111.

Telephone
(800) 269-7313.